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                              October 4, 2022

       Jonathan Destler
       Chief Executive Officer
       Opti-Harvest, Inc.
       1801 Century Park East, Suite 520
       Los Angeles, California 90067

                                                        Re: Opti-Harvest, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2022
                                                            File No. 333-267203

       Dear Jonathan Destler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Trends - Market Conditions, page 41

   1. Please update your discussion of recent trends and market conditions as of a recent practicable date and
include a discussion here and in the risk factors section of the enforcement action by
the Division of Enforcement of the SEC against your chief
                                                        executive officer.
 Jonathan Destler
FirstName  LastNameJonathan Destler
Opti-Harvest, Inc.
Comapany
October    NameOpti-Harvest, Inc.
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
General

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Thomas E. Puzzo